VIA EDGAR SUBMISSION

January 5, 2017
Mr. Craig Arakawa
Accounting Branch Chief
Office of Beverages, Apparel and Mining
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Hanesbrands Inc.
Form 10-K for the fiscal year ended January 2, 2016
Filed February 5, 2016
Form 8-K filed October 27, 2016
Response dated November 21, 2016
File No. 001-32891

Dear Mr. Arakawa:

On behalf of Hanesbrands Inc., a Maryland corporation (the “Company”), we are responding to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as set forth in your letter dated December 21, 2016 relating to the Company’s Form 10-K for the fiscal year ended January 2, 2016, which was filed with the Commission on February 5, 2016, and the Company’s Form 8-K, which was filed with the Commission on October 27, 2016.

For ease of reference in this letter, your comments appear in italics directly above the Company’s responses.

Form 10-K for the Year Ended January 2, 2016

Index to Consolidated Financial Statements
Income Taxes, Page F-36

1.
We note on page F-36 your disclosure of domestic and foreign income before income tax expense, which illustrates that domestic pre-tax income as a percentage of the total pre-tax income is decreasing while foreign is increasing. Please explain to us the causes of the increase in amounts of pre-tax income from foreign jurisdictions, such as the effect of intercompany arrangements or transfer pricing agreements, and whether there are any uncertainties related to this trend. In addition, tell us how you considered whether disclosure of the trend is necessary to inform investors of reasons for the decrease in your effective tax rate.

Response

The relative increase shown below in the proportion of the Company’s pre-tax income from foreign jurisdictions during each of the fiscal years from 2013 to 2015 was primarily due to several material acquisitions during this time period, including Maidenform and Hanes Europe Innerwear.

	Fiscal year ended,
Pre-tax income:	January 2, 2016	January 3, 2015	December 28, 2013
Foreign	94.4%	86.4%	78.5%
Domestic	5.6%	13.6%	21.5%

As a result of these acquisitions, the Company’s foreign revenue increased, both due to external sales and also increased volume in the Company’s self-owned supply chain. At the same time, a significant amount of the acquisition and integration costs (such as legal fees, bank fees and consulting fees) associated with these acquisitions was incurred in the U.S., which decreased domestic taxable income. The Company follows a disciplined acquisition strategy focused on acquisitions that meet strict criteria for strong likely returns with relatively low risk. It is difficult to predict whether or when such acquisitions will occur and whether the acquisition targets will be foreign or domestic. Therefore, it is also difficult to predict the effect of acquisitions on the future distribution of our pre-tax income.

The Company also maintains intercompany transfer pricing agreements governing sales within the Company’s self-owned supply chain, which can impact the amount of pre-tax income the Company records in foreign jurisdictions. However, changes in intercompany pricing during the fiscal years from 2013 to 2015 did not materially change the relative mix of the Company’s foreign and domestic pre-tax income. In compliance with applicable tax laws, the Company regularly reviews the terms of these agreements utilizing independent third-party transfer pricing studies to ensure that intercompany pricing is consistent with what a seller would charge an independent, arm’s length customer, or what a buyer would pay an independent, arm’s length supplier. Therefore, changes in intercompany pricing is often driven by market conditions, which are also difficult to predict.

To the extent that the Company believes these or other factors may result in a material trend or uncertainty relating to our effective tax rate, it will disclose such information in future filings.

Items 2.02, 7.01 and 9.01
Exhibit 99.1
Reconciliation of Select GAAP Measures to Non-GAAP Measures

2.
We note that you exclude acquisition, integration costs and other action related charges, in arriving at each of your non-GAAP measures. We understand that you have incurred these charges in each of the last three annual reporting periods. We also note the most significant charges relate to Hanes Europe Innerwear, including $59.9 million for the nine months ended October 1, 2016 and $138.1 million for the year ended January 2, 2016. We note from your disclosure that these charges include legal fees, consulting fees, bank fees, severance costs, certain purchase accounting items, facility closures, inventory write-offs, infrastructure and similar charges. Please explain to us why these are not normal, recurring, cash operating expenses necessary to operate your business. See Question 100.01 of the Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

Response

The Company has reviewed the guidance contained in Question 100.01 of the Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016 and believes that the adjustment for acquisition, integration costs and other action related charges is not normal and recurring as contemplated in the foregoing interpretation.

As described in greater detail in the Company’s periodic reports on Form 10-K and Form 10-Q, the adjustment for acquisition, integration costs and other action related charges represent transaction costs associated with actions taken during the relevant period. These costs are not operational in nature and are not expected to continue for any singular transaction on a recurring basis. For the periods covered by the Staff’s comments, these items consisted of the following: (1) acquisition and integration costs, which are expenses related directly to the Pacific Brands, Champion Europe, Knights Apparel and Hanes Europe Innerwear acquisitions, among others, and their integration into the Company, as well as foreign currency exchange gains associated with financing activities from the Pacific Brands and Champion Europe acquisitions; (2) foundational costs, which are expenses associated with building infrastructure to support and integrate the Company’s current and future acquisitions, primarily related to information technology; and (3) certain other costs, which primarily included non-cash items related to the Company’s exit from the commercial sales organization in the China market in 2015. Because each of these items has unique facts and circumstances, the amount and nature of any acquisition, integration costs and other action related charges have historically varied and are expected to vary in the future. The Company’s management believes that these items do not relate to the Company’s ongoing business operations during the periods presented. Excluding these items allows Company management and other users of the Company’s financial statements to separately analyze the Company’s operating performance from its ongoing business operations during the relevant period.

In order to enhance its disclosure and to clarify that these items may recur in future periods, the Company will revise the disclosure related to its presentation of non-GAAP financial measures in its next earnings press release and accompanying supplemental information as follows, with appropriate adjustments to reflect the facts and circumstances relevant for each reporting period:

“To supplement our financial guidance prepared in accordance with generally accepted accounting principles, we provide quarterly results and guidance concerning certain non‐GAAP financial measures, including adjusted EPS, adjusted net income, adjusted operating profit (and margin), adjusted SG&A, adjusted gross profit (and margin) and EBITDA. Adjusted EPS is defined as diluted EPS excluding actions and the tax effect on actions. Adjusted net income is defined as net income excluding actions and the tax effect on actions. Adjusted operating profit is defined as operating profit excluding actions. Adjusted gross profit is defined as gross profit excluding actions. Adjusted SG&A is defined as selling, general and administrative expenses excluding actions. EBITDA is defined as earnings before interest, taxes, depreciation and amortization.
Actions during the periods presented include adjustments for acquisition and integration costs, foundational costs and other costs. Acquisition and integration costs include adjustments directly related to acquisitions and their integration into our organization. These costs include legal fees, consulting fees, bank fees, severance costs, certain purchase accounting items, facility closures, inventory write-offs, infrastructure (including information technology), and similar charges. These costs also include adjustments for acquisition-related currency transactions during the period to remove the effect of foreign exchange gains from financing activities related to these acquisitions. Foundational costs are expenses associated with building infrastructure to support and integrate current and future acquisitions, primarily consisting of information technology spend. Other costs relate to other items not included in the aforementioned categories, primarily consisting of non-cash items related to the exit of the commercial sales organization in the China market in 2015. These costs are not operational in nature and are not expected to continue for any singular transaction on an ongoing basis. We have chosen to present non‐GAAP measures excluding the effects of these actions to investors to enable additional analyses of past, present and future operating performance and as a supplemental means of evaluating our operations absent the effect of acquisition‐related expenses and other actions. We believe these non-GAAP measures provide our management and investors with valuable supplemental information for analyzing the operating performance of our ongoing business during each period presented without giving effect to costs or foreign currency gains associated with the execution and integration of any of the aforementioned actions taken.
In addition to these non-GAAP measures, we have chosen to present EBITDA to investors because we consider it to be an important supplemental means of evaluating our operating performance. We believe that EBITDA is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry, and our management uses EBITDA for planning purposes in connection with setting our capital allocation strategy. EBITDA should not, however, be considered as a measure of discretionary cash available to us to invest in the growth of our business.
Non‐GAAP financial measures have limitations as analytical tools and should not be considered in isolation or as an alternative to, or substitute for, our financial results prepared in accordance with GAAP. Further, the non-GAAP measures we present may be different from non-GAAP measures presented by other companies with similar or identical names.”

* * * * *

We appreciate the Staff’s time and attention. I am available to discuss with you any of the above comments and our responses. I may be reached at 336-519-4332.

Sincerely,

/s/ Richard D. Moss

Richard D. Moss
Chief Financial Officer

cc:	Myra Moosariparambil, SEC Staff Accountant
Gerald W. Evans, Jr., Chief Executive Officer
Joia M. Johnson, Chief Administrative Officer, General Counsel and Secretary